Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

February 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 7, 2020 File No. 333-235933

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-235933) filed with the Commission on February 7, 2020 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Registration Statement on Form S-1/A, filed on February 7, 2020

Use of Proceeds, page 27

1. QUESTION:	We note that you entered into bridge loans with principal amounts of $50,000 and $80,000 in January 2020, which are due on the earlier of April 19, 2020 and April 29, 2020, respectively, or ten days after the close of the company’s initial public offering. If you will be using the proceeds of this offering to discharge this indebtedness, please revise your disclosure in this section pursuant to Instruction 4 of Item 504 of Regulation S-K.

RESPONSE:	The Company has revised its disclosure with respect to the Use of Proceeds section. Please see page 27 of the Amended Registration Statement.

Recent Developments, page 42

2. QUESTION:	We note your entry into a patent and licensing agreement on February 3, 2020. Please revise to disclose the identity of the counter party to the agreement, the royalty term and the agreement’s termination provisions.

RESPONSE:	The Company has revised its disclosure. Please see page 42 of the Amended Registration Statement.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Richard Friedman
Richard Friedman
Sheppard, Mullin, Richter & Hampton LLP